

CHATTANOOGA FOOTBALL CLUB

2020 Report

Dear investors,

Dear Shareholder:

It should come as no surprise that 2020 was a difficult year for the Chattanooga Football Club. The cancellation of our first match as a professional club on March 13, 2020, as the entire country tipped over the edge into the COVID-19 pandemic, was particularly cruel. But that, of course, was just the beginning of a season that would test our club, and everyone associated with it, in ways we could have never imagined.

The massive challenge of how to stay relevant and solvent during a time when we were not able to hold games to generate revenue was our constant concern. But as the pandemic continued on from spring to summer, we maintained our connections with our fans, annual pass members and corporate partners through some creative ways. Remarkably, the majority of our corporate partners were willing to honor their partnerships with the club, despite the fact that we could not actually play games. This speaks to our roots as a community club. We will never forget those sponsors who stuck with us during 2020. Just as we had to look out for our community during these times, they looked out for us.

Similarly, our annual pass members took their support to another level. A social media campaign started by our fans, #NOREFUND quickly gained traction. As we had a clearer idea of what the season was going to look like, we offered three options to our annual pass members.

#NOREFUND- meant that the annual pass would be honored for any game we could host in 2020 and the annual pass cost would fully remain with the club.

CREDIT for 2021- annual passes would rollover to the 2021 season

REFUND- we knew that for some people this was a necessary option, and we were happy to offer it.

When it was all said and done sixty percent of our fans chose to donate their refund, thirty percent chose a credit for next year, and only ten percent requested a refund. We were humbled and gratified by this expression of community support.

Nonetheless, as the year progressed, the club was forced to make some difficult decisions. Without the main revenue drivers of gameday (ticket sales, merchandise, concessions and parking), along greatly reduced corporate partnerships, our revenue took a major hit. To adjust, we made strategic budget cuts, including staff salary reductions, which allowed us to manage in a way that preserved the culture of what has been built since 2009 here in Chattanooga. Notably, we honored all our player contracts. But through the management of expenses and finding additional ways to bring in revenue while only having four matches with fans in 2020, we ended with a loss of $839,000 on revenue totalling $452,470. for the fiscal year (2020 financials attached)..

Though the financial challenges of 2020 were numerous, we did have our successes:

Chattanooga Football Club was able to play its first match ever on live local television through our partnership with Blue Cross Blue Shield of Tennessee.

Our Boys in Blue also won the NISA Fall Eastern Conference Championship, which added to the Independent Cup Title won at the end of the summer.

NISA held a very successful Fall Tournament in a bubble format in Detroit.

NISA also initiated a relationship with BeIN Sports, which televised our tournament games all over the US and the world, and this relationship continues for 2021.

As we head into 2021 our thoughts have quickly turned to once again being able to host fans at Finley, just as we did in the Fall with the four matches we were able to hold. Being able to provide a sense of community in Finley is an important part of what we do as a club. During the fall we proved that we can do so in a safe environment, with the addition of social distancing protocols, while still maintaining the atmosphere of what has been built with our gameday traditions.

We are very proud to be hosting the NISA Spring Tournament here in Chattanooga April 13-25. This will put our city, our club and our league in a national spotlight. This tournament will bring an expected economic impact of $1.5 million dollars to our community. This is massive as we all continue to move forward and come out of the pandemic on the other side stronger, with new ideas of how to function, drive growth, and prosper.

On behalf of the staff, players and board members of Chattanooga Football Club, I thank you for your support during these past twelve months. Please feel free to reach out with any questions and I look forward to seeing you at Finley here in April. #AlwaysForward

Tim Kelly

We need your help!

Our supporter owners are very fortunate to have Claire Tuley as their representative. Claire is actively involved not only in Chattanooga FC but our community in general. Claire is your voice. Get in touch. Reach out to her directly and ask questions, make suggestions and get involved. As an investor in the Club, your voice, whether in a traditional word or mouth way or on social media, is valuable. As a lower league club, we rely heavily on word of mouth and social media to get our information out to the public. While we are fortunate to receive great local coverage in the newspaper and on television, there is nothing more powerful than helping amplify our message to your friends, families, and neighbors. Let them know you are a proud owner of Chattanooga FC and get them in the know as well. 142

A question we often get asked is how can our supporter owners support the Club. There are the obvious ways, purchasing tickets, merchandise, and such. Another great way is to support our corporate partners if you are able. In addition to that, please feel free to contact us with potential corporate partnerships if there are companies you believe can benefit from a partnership with Chattanooga FC. This past year, we had a number of inquiries that came directly from our supporter owners.

This summer, Chattanooga FC will announce the release nationally and internationally of the pilot docu series No Matter What- The Rise of Chattanooga FC. This docu series was released in March on the local PBS channel WTCI in Chattanooga to great acclaim. The six episodes follow the Boys In Blue during the 2020 year with a focus on the NISA Fall Tournament in Detroit. Once this is released for streaming, be sure to tune in and watch it. Tell your friends!

This year in 2021, we have started a quarterly newsletter just for supporter owners. This publication allows for content relevant to not only you but the Club in general. Last summer, we hosted our Virtual AGM for Supporter Owners. While it is too early to tell for 2021, we hope to host this event in person around a match at Finley Stadium here in Chattanooga. We will keep you posted on this update. As an owner, you also have access to limited merchandise only available to owners. You can access this on our website or through your owner's portal. If you ever need answers in relation to your ownership, please contact shareholders@chattanoogafc.com We appreciate your support and look forward to a fantastic 2021. #AlwaysForward

Sincerely,

Sheldon Grizzle

Co-Founder / Board Member

Tim Kelly

Chairman of the Board, Co-Founder, Board Member

Krue Brock

CoFounder, Board Member, Director Foundation

Marshall Brock

Co-Founder, Board Member

Thomas Clark

Co-Founder, Board Member

Daryl Heald

Co-Founder, Board Member

Paul Rustand

Secretary, Co-Founder, Board Member

Jeremy Alumbaugh

Managing Director

Our Mission

Our goal has always been to establish a community-based club that will be around for 100 years, like soccer clubs around the world. With the experience gained over the last 10 seasons, we've established our place in the landscape of American soccer and are ready to move to the next level. We are adding professional players next year and playing a longer season in a new league we're helping launch. This is something we've been working on for years, and we are thrilled to finally see it happen.

See our full profile

How did we do this year?

Report Card

B+

The Good

Winning the NISA Independent Cup, the NISA Fall Eastern Division Championship.

Hosting four matches with fans while following COVID precautions.

Fan support during the Pandemic and many corporate partners completed or increased their commitment to the Club during the year.

The Bad

We had a few too many injuries. This has been addressed with a re-commitment to our off-field training and body wellness prog

Limited fan interactions in person. With COVID, most interactions on game days and in the community had to be virtual.

Not announcing the return of the Women's Amateur team. The Club has been working diligently on fielding a team in 2022.

2020 At a Glance

January 1 to December 31


$$$$

$452,470 **[55%]**
Revenue



-$839,503
Net Loss


IOU!

$0
Short Term Debt



$605,000
Raised in 2020



$335,000
Cash on Hand
As of 03/31/21

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

As Chattanooga Football Club enters a new era of growth, we're inviting you to invest in our future and own part of the team. By selling equity shares, we're expanding our commitment to Chattanooga and our fans, so that when Chattanooga Football Club wins, we all win. We are leading the way in American soccer, creating a sustainable model that's better for players, fans, and communities.

Our goal has always been to establish a community-based club that will be around for 100 years, like soccer clubs around the world. With the experience gained over the last 10 seasons, we've established our place in the landscape of American soccer and are ready to move to the next level. We are adding professional players next year and playing a longer season in a new league we're helping launch. This is something we've been working on for years, and we are thrilled to finally see it happen.

Milestones

Beautiful Game, Inc. was incorporated in the State of Tennessee in October 2018.

Since then, we have:

- This is a limited opportunity to own an equity stake in Chattanooga Football Club. Supporter shares are limited to 8,000. This is real equity with real rights—each share comes with life-long voting rights and special owner privileges.
- We have inspired dozens of community-based clubs throughout the United States, giving them hope that soccer can thrive in places we never thought possible. A successful raise will set an example and pave the way for other clubs and cities across America.
- By becoming an owner, you're not just investing in the local soccer community, as shareholder of a benefit corporation, you're buying a piece of U.S. soccer history.
- You can buy a share for yourself, your family, or your friends. For kids, team ownership is a gift that lasts a lifetime.
- Chattanooga Football Club shares have financial rights and come with voting privileges, investor updates, and special owner perks.

- We are well-established. Our loyal fan base has drawn the highest total attendance in the National Premier Soccer League over the last ten years—averaging more than 4,000 fans per game in 2017. We have set many amateur soccer attendance records, including a record-breaking 18,000 fans at the 2015 NPSL National Final, and also in 2015, we became the best amateur team in America by winning the Hank Steinbrecher Cup.

- In 2020 we won the NISA Independent Cup, the NISA Fall Eastern Division Championship and progressed to the Semi-Finals of the NISA Fall Tournament

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

-Revenues & Gross Margin. For the period ended December 31, 2020, the Company had revenues of $452,470 compared to the year ended December 31, 2019, when the Company had revenues of $1,009,938 . Our gross margin was 16.64% in fiscal year 2020, compared to 25.01% in 2019.

-Assets. As of December 31, 2020, the Company had total assets of $737,984, including $352,131 in cash. As of December 31, 2019, the Company had $401,459 in total assets, including $99,715 in cash.